Morgan Stanley Dean Witter Spectrum Series
Monthly Report
June 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of June 30, 2001 was as follows:

Funds	N.A.V.			    % change for
month
Spectrum Commodity	$  6.42	-4.39%
Spectrum Currency	$11.50	-1.68%
Spectrum Global Balanced	$15.75	-3.12%
Spectrum Select	$23.75	-1.78%
Spectrum Strategic	$10.13	-3.28%
Spectrum Technical	$15.46	-3.63%

Spectrum Commodity

Spectrum Commodity decreased in value during June primarily due to losses recorded in the energy markets from long positions in natural gas futures as prices dropped following the release of higher-than-expected inventory data. In the metals markets, losses were experienced from long copper futures positions as the slowdown in the U.S. economy and weak demand continued to drive prices lower. In the agricultural markets, smaller losses were incurred from long
positions in wheat futures as prices declined amid favorable weather forecasts in
the U.S. midwest.  A portion of these losses was offset by gains recorded in the
soft commodities markets from long cocoa futures positions as prices increased on a decline in global supplies. Additional profits were recorded at month-end from long positions in sugar futures as prices moved higher on technical factors.

Spectrum Currency

Spectrum Currency decreased in value during June primarily due to losses recorded early in the month from long positions in the British pound as its value
weakened relative to the U.S. dollar in reaction to reports that British Prime Minister Blair will push for Great Britain's entry into the European Monetary Union. Additional losses were experienced early in the month from short positions in the euro as the value of the European common currency strengthened versus the U.S. dollar amid lingering threats of central bank intervention to support the euro and weak economic data out of the U.S. A portion of these losses was offset by gains recorded early in the month from short positions in the Singapore dollar as its value weakened relative to the U.S.
dollar following the Bank of Japan's decision to keep its monetary policy unchanged.

Spectrum Global Balanced

Spectrum Global Balanced decreased in value during June primarily due to losses recorded during mid-month in the global stock index futures markets from long positions in FTSE 100 Index futures as European equity prices declined on another round of earnings warnings and weak economic data in that region. In the global interest rate futures markets, losses were experienced late in the month from long positions in
European interest rate futures as prices moved lower due to weakness in the euro, gains in the equity markets and a smaller cut in U.S. interest rates than some had expected. In the currency markets, losses were incurred during mid-month from short crossrate positions in the euro and Swiss franc relative to the
Japanese yen as the value of the yen weakened versus these European currencies on the Bank of Japan's decision to keep its monetary policy unchanged. A portion of these losses was offset by gains recorded in the metals markets from short copper futures positions as the slowdown in the U.S. economy and weak demand continued to drive prices lower.

Spectrum Select

Spectrum Select decreased in value during June primarily due to losses recorded in the global interest rate futures markets from short positions in
 U.S. interest
rate futures as prices moved higher in a flurry of flight-to-quality buying spawned by Middle East instability on June 22nd and in anticipation of the Federal Reserve interest rate cut. Additional losses were recorded during the third week in June from short positions in German interest rate futures as prices
increased following a drop in German business confidence and signs that inflation may have peaked, which reinforced prospects of European interest rate cuts. In the currency markets, losses were recorded early in the month from long positions in the British pound as its value weakened relative to the
 U.S. dollar in
reaction to reports that British Prime Minister Blair will push for Great
 Britain's
entry into the European Monetary Union. Additional losses were experienced early in the month from short positions in the euro as the value of the
 European
common currency strengthened versus the U.S. dollar amid lingering threats of central bank intervention to support the euro and weak economic data out of the U.S. A portion of these losses was offset by gains recorded in the metals markets from short copper futures positions as the slowdown in the U.S.
economy and weak demand continued to drive prices lower. In the energy markets, profits were recorded from short positions in natural gas futures as prices dropped following the release of higher-than-expected inventory data.

Spectrum Strategic

Spectrum Strategic decreased in value during June primarily due to losses recorded later in the month in the currency markets from long positions in the euro as its value weakened relative to the U.S. dollar on weak economic data and easing inflation in that region. In the agricultural markets, losses were incurred
from long wheat futures positions as prices declined amid favorable weather forecasts in the U.S. Midwest. In the global interest rate futures markets, losses were experienced during the third week of June from short positions in German interest rate futures as prices increased following a drop in German business confidence and signs that inflation may have peaked, which reinforced prospects of European interest rate cuts. In the energy markets, losses were recorded from long futures positions in crude oil and its related products as prices declined on reports of an increase in supplies. A portion of these losses was offset by gains recorded early in the month in the metals markets from long gold futures positions as gold prices jumped sharply higher amid a decline in supplies and concerns over the U.S. economy and the effects on demand.

Spectrum Technical

Spectrum Technical decreased in value during June primarily due to losses recorded in the global interest rate futures markets from short positions in U.S.
interest rate futures as prices moved higher in a flurry of flight-to-quality buying
spawned by Middle East instability on June 22nd and in anticipation of the Federal Reserve interest rate cut. Additional losses were recorded during the third week of June from short positions in German interest rate futures as prices
increased following a drop in German business confidence and signs that inflation may have peaked, which reinforced prospects of European interest rate cuts. In the energy markets, losses were experienced from long futures positions
in crude oil and its related products as prices declined on reports of an increase
in supplies. In the currency markets, losses were incurred early in the month from long positions in the Japanese yen as the value of the yen weakened relative to the U.S. dollar on the Bank of Japan's decision to keep its monetary policy unchanged. A portion of these losses was offset by gains recorded in soft commodities from long sugar futures positions as prices moved higher on increasing demand. In the metals markets, profits were recorded from short copper futures positions as the slowdown in the U.S. economy and weak demand continued to drive prices lower.

Should you have any questions concerning this report, please feel free to contact
Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start
 of each calendar each the Fund has traded.  Also
provided is the inception-to-date return and the annualized return since inception for each Fund.
 PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds					Year				Return

Spectrum Commodity
					1998				-34.3%
1998	 15.8%
2000 				   3.2%
					2001 (6 months)			 -18.2%
				Inception-to-Date Return:    	               -35.8%

				Annualized Return:	         	               -
11.9%

________________________________________________________________________________
_____
Spectrum Currency			2000 (6 months)			 11.7%
					2001 (6 months)			   3.0%
				Inception-to-Date Return:			 15.0%
				Annualized Return:			 15.0%
________________________________________________________________________________
______
Spectrum Global Balanced
					1994 (2 months)			 -1.7%

					1995				22.8%
					1996				 -3.6%
					1997				18.2%
1999	16.4%
1999 				  0.7%
					2000 				  0.9%
					2001 (6 months)			 -3.1%
				Inception-to-Date Return:    		 57.5%

				Annualized Return:
7.1%
________________________________________________________________________________
____
Spectrum Select
					1991 (5 months)			 31.2%
1992	-14.4%
1993	 41.6%
1994	  -5.1%
1995	 23.6%
1996	   5.3%
1997	   6.2%
1998 				  14.2%
					1999
-7.6%
                				2000 				   7.1%
					2001 (6 months)			   0.8%
				Inception-to-Date Return:			137.5%
				Annualized Return			    9.1%
Spectrum Strategic
					1994 (2 months)			  0.1%
					1995				10.5%
					1996				 -3.5%
					1997				  0.4%
					1998 			  	  7.8%
					1999                                    	 37.2%
					2000 				-33.1%
					2001 (6 months)			  -4.5%
				Inception-to-Date Return: 			   1.3%

				Annualized Return:			   0.2%

Spectrum Technical
					1994 (2 months)			 -2.2%
					1995				17.6%
					1996				18.3%
					1997				  7.5%
					1998 				 10.2%
					1999
-7.5%
2000	   7.8%
2001 (6 months)			  -3.9%

				Inception-to-Date Return: 			 54.6%

				Annualized Return:		 	   6.8%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency
_     Spectrum Global Balanced
		  Percentage of		Percentage of               Percentage of
		  June 1, 2001		June 1, 2001      		   June 1,
2001
		  Beginning			Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net
Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %
$             %
REVENUES
Trading profit (loss):
  Realized                   (915,714)	   (5.70)	       398,250
1.40            971,139         1.69
  Net change in unrealized    263,639	    1.64	      (785,683)
(2.75)	    (2,672,462)	   (4.64)

  Total Trading Results      (652,075)   (4.06)	      (387,433)	   (1.35)
(1,701,323)  	   (2.95)
Interest Income (Note 2)       41,675	    0.26 	        65,507 	    0.23
	       183,886         0.32

  Total Revenues             (610,400)	   (3.80)	      (321,926)
(1.12)	    (1,517,437)       (2.63)

EXPENSES
Brokerage fees (Note 2)        61,566	    0.38	       109,338   	    0.38
	       220,569         0.38
Management fees (Notes 2 & 3)  33,459 	    0.21   	        47,539 	    0.18
	        59,937         0.11

  Total Expenses               95,025	    0.59	       156,877	    0.56
	       280,506         0.49

NET LOSS                     (705,425)   (4.39)	      (478,803)	   (1.68)
(1,797,943)       (3.12)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter	        Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency
Spectrum Global Balanced     .
	                   Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $
				    $		 $
Net Asset Value,
 June 1, 2001        2,392,863.054  16,060,739    6.71   2,438,046.540
28,522,961  11.70   3,539,861.480    57,540,133  16.25
Net Loss                    -         (705,425)  (0.29)        -
(478,803) (0.20)           -       (1,797,943) (0.50)
Redemptions            (39,987.502)   (256,720)   6.42     (10,788.380)
(124,066) 11.50     (41,576.123)     (654,824) 15.75
Subscriptions           23,818.415     152,914    6.42     232,692.470
2,675,963  11.50      58,818.272       926,388  15.75

Net Asset Value,
  June 30, 2001      2,376,693.967  15,251,508    6.42   2,659,950.630
30,596,055  11.50   3,557,103.629    56,013,754  15.75

The accompanying notes are an integral part of these financial statements.
</table



Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic
_     Spectrum Technical
		  Percentage of		Percentage of                Percentage of
		  June 1, 2001		June 1, 2001                 June 1, 2001

		  Beginning	  		Beginning	                Beginning

                              Amount	  Net Asset Value    Amount	Net
Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %
$             %
REVENUES
Trading profit (loss):
  Realized                    2,650,450      1.14	     (1,198,067)
(1.67)	       (792,756)      (0.29)
  Net change in unrealized   (5,375,915)    (2.32)	       (723,598)
(1.01)  	     (7,415,729)	   (2.75)

  Total Trading Results      (2,725,465)    (1.18)	     (1,921,665)
(2.68)	     (8,208,485)	   (3.04)
Interest Income (Note 2)        587,399      0.25 	        185,148	    0.26
	        683,193        0.25

  Total Revenues             (2,138,066)    (0.93)      (1,736,517)
(2.42)	     (7,525,292)      (2.79)

EXPENSES
Brokerage fees (Note 2)       1,398,545      0.60	        432,634
0.60	      1,628,771        0.60
Management fees (Notes 2 & 3)   578,709      0.25  	        179,021 	    0.26
	        621,528  	    0.24

  Total Expenses              1,977,254      0.85	        611,655 	    0.86
	      2,250,299        0.84

NET LOSS                     (4,115,320)    (1.78)      (2,348,172)
(3.28)	     (9,775,591)      (3.63)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter	        Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic
Spectrum Technical          .
	                   Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $
				    $		 $
Net Asset Value,
 June 1, 2001        9,574,064.047  231,483,212  24.18   6,834,166.739
71,608,411   10.48  16,804,918.111  269,589,591  16.04
Net Loss                   -         (4,115,320) (0.43)       -
(2,348,172)  (0.35)         -        (9,775,591) (0.58)
Redemptions            (64,087.036)  (1,522,067) 23.75     (68,403.267)
(692,925)  10.13    (140,972.739)  (2,179,439) 15.46
Subscriptions          135,389.897    3,215,510  23.75      83,991.816
850,837   10.13     211,770.610    3,273,974  15.46

Net Asset Value,
  June 30, 2001      9,645,366.908  229,061,335  23.75   6,849,755.288
69,418,151   10.13  16,875,715.982  260,908,535  15.46
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

State Street Global Alliance, LLC, a jointly-owned subsidiary of State Street Global Advisors ("SSgA"), the investment management arm of State Street Corp. (NYSE:STT), and the Dutch pension fund ABP, one of the world's top three largest pension funds, recently formed a new investment advisory firm, SSARIS Advisors, LLC ("SSARIS"). Effective June 1, 2001, SSARIS, which will be based in Stamford, CT, has acquired the assets of RXR, Inc. ("RXR"), the investment manager of Spectrum Global Balanced. State Street Global Alliance, LLC has taken a majority ownership stake of 60% in SSARIS, while the former management team of RXR owns the remaining interest of 40% and will manage the day-to-day business and operations of SSARIS. It is anticipated that SSARIS will begin acting as the substitute investment manager of Spectrum Global Balanced as soon as practicable. SSARIS has acquired RXR's trading program, and there is no change of strategy contemplated.
Given that the former principals of RXR will continue to oversee the day-to-day operations of SSARIS, and that SSARIS will continue to use RXR's trading program, Demeter does not expect the change of ownership to impact the Partnership's trading in any significant way.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on 80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges are paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum
Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

The Partnerships pay brokerage fees to Morgan Stanley DW was described in Note 1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.
  Northfield Trading L.P.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd.
  Blenheim Investments, Inc.
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc.

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a
2% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.

Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.